Exhibit 21.1




       List of Direct and Indirect Subsidiaries of U.S. Franchise Systems, Inc.


1.       Microtel Inns and Suites Franchising, Inc., a Georgia corporation

2.       Hawthorn Suites Franchising, Inc., a Georgia corporation

3.       US Funding Corp., a Georgia corporation

4. Microtel International, Inc., a Georgia corporation and a wholly owned subsidiary of Microtel Inns and Suites Franchising, Inc.